                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    SCHEDULE 13D
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                ST. JOHN KNITS, INC.
--------------------------------------------------------------------------------
                                  (NAME OF ISSUER)

                                    COMMON STOCK
--------------------------------------------------------------------------------
                           (TITLE OF CLASS OF SECURITIES)

                                    790289 10 2
--------------------------------------------------------------------------------
                                   (CUSIP NUMBER)

     ROBERT E. GRAY                          JAMES P. KELLEY
     17422 DERIAN AVENUE                     VESTAR CAPITAL PARTNERS III, L.P.
     IRVINE, CALIFORNIA 92614                1225 17TH STREET, SUIT 1660
     (714) 863-1171                          DENVER, COLORADO  80202
                                             (303) 292-6300


                                    WITH COPIES TO

     PAUL A. ROWE                            ROBERT L. FRIEDMAN
     HEWITT & MCGUIRE, LLP                   SIMPSON THACHER & BARTLETT
     19900 MACARTHUR BOULEVARD, SUITE 1050   425 LEXINGTON AVENUE
     IRVINE, CALIFORNIA 92612                NEW YORK, NEW YORK 10017
     (949) 798-0500                          (212) 455-2000


--------------------------------------------------------------------------------
    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                                AND COMMUNICATIONS)

                                  DECEMBER  8, 1998
--------------------------------------------------------------------------------
               (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(e), 13D-(f) OR 13D-1(g), CHECK THE FOLLOWING
BOX /X/.

NOTE: SEE RULE 13D-7(b) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT. SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("Act") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

Exhibit Index appears on Page A-1.

                                     SCHEDULE 13D


-----------------------------------               ------------------------------
CUSIP NO.  790289 10 2                                              PAGE 2 OF 23
-----------------------------------               ------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          ROBERT E. GRAY
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) /X/

                                                                         (b) / /
--------------------------------------------------------------------------------
3    SECURITIES USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              420,000(1)
 NUMBER OF          ------------------------------------------------------------
   SHARES           8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    658,079(2)
    EACH            ------------------------------------------------------------
 REPORTING          9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      420,000(1)
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              658,079(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,078,079
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.34%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

(1) REPRESENTS 420,000 SHARES OF COMMON STOCK UNDERLYING EXERCISABLE EMPLOYEE STOCK OPTIONS ISSUED TO ROBERT GRAY BY THE COMPANY.

(2) INCLUDES 603,439 SHARES WHICH ARE OWNED BY THE GRAY FAMILY TRUST, OF WHICH ROBERT GRAY AND MARIE GRAY SERVE AS CO-TRUSTEES. IN ADDITION, INCLUDES 54,640 SHARES WHICH ARE OWNED BY THE KELLY ANN GRAY TRUST, OF WHICH ROBERT GRAY AND MARIE GRAY SERVE AS CO-TRUSTEES.

                                     SCHEDULE 13D


-----------------------------------               ------------------------------
CUSIP NO.  790289 10 2                                              PAGE 3 OF 23
-----------------------------------               ------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MARIE GRAY
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) /X/

                                                                         (b) / /
--------------------------------------------------------------------------------
3    SECURITIES USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              80,000(3)
 NUMBER OF          ------------------------------------------------------------
   SHARES           8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    658,079(2)
    EACH            ------------------------------------------------------------
 REPORTING          9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      80,000(3)
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              658,079(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          738,079
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.43%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

(2) INCLUDES 603,439 SHARES WHICH ARE OWNED BY THE GRAY FAMILY TRUST, OF WHICH ROBERT GRAY AND MARIE GRAY SERVE AS CO-TRUSTEES. IN ADDITION, INCLUDES 54,640 SHARES WHICH ARE OWNED BY THE KELLY ANN GRAY TRUST, OF WHICH ROBERT GRAY AND MARIE GRAY SERVE AS CO-TRUSTEES.

(3) REPRESENTS 80,000 SHARES OF COMMON STOCK UNDERLYING EXERCISABLE EMPLOYEE STOCK OPTIONS ISSUED TO MARIE GRAY BY THE COMPANY.

                                     SCHEDULE 13D


-----------------------------------               ------------------------------
CUSIP NO.  790289 10 2                                              PAGE 4 OF 23
-----------------------------------               ------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          KELLY A. GRAY
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) /X/

                                                                         (b) / /
--------------------------------------------------------------------------------
3    SECURITIES USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

          AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              607,904(4)
 NUMBER OF          ------------------------------------------------------------
   SHARES           8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    0
    EACH            ------------------------------------------------------------
 REPORTING          9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      607,904(4)
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          607,904
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.65%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

(4) INCLUDES 60,000 SHARES OF COMMON STOCK UNDERLYING EXERCISABLE EMPLOYEE STOCK OPTIONS ISSUED TO KELLY GRAY BY THE COMPANY.

                                     SCHEDULE 13D


-----------------------------------               ------------------------------
CUSIP NO.  790289 10 2                                              PAGE 5 OF 23
-----------------------------------               ------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          GRAY FAMILY TRUST
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) /X/

                                                                         (b) / /
--------------------------------------------------------------------------------
3    SECURITIES USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

          AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
          CALIFORNIA
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              603,439
 NUMBER OF          ------------------------------------------------------------
   SHARES           8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    0
    EACH            ------------------------------------------------------------
 REPORTING          9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      603,439
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          603,439
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.64%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------

                                     SCHEDULE 13D


-----------------------------------               ------------------------------
CUSIP NO.  790289 10 2                                              PAGE 6 OF 23
-----------------------------------               ------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          KELLY ANN GRAY TRUST
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) /X/

                                                                         (b) / /
--------------------------------------------------------------------------------
3    SECURITIES USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

          AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
          CALIFORNIA
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              54,640
 NUMBER OF          ------------------------------------------------------------
   SHARES           8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    0
    EACH            ------------------------------------------------------------
 REPORTING          9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      54,640
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          54,640
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.33%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------

                                     SCHEDULE 13D


-----------------------------------               ------------------------------
CUSIP NO.  790289 10 2                                              PAGE 7 OF 23
-----------------------------------               ------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          VESTAR CAPITAL PARTNERS III, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /

                                                                         (b) /X/
--------------------------------------------------------------------------------
3    SECURITIES USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

          NOT APPLICABLE. SEE ITEM 3.
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              0
 NUMBER OF          ------------------------------------------------------------
   SHARES           8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    0
    EACH            ------------------------------------------------------------
 REPORTING          9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      0
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,078,079*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.34%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
          PN
--------------------------------------------------------------------------------

* VESTAR CAPITAL PARTNERS III, L.P. MAY BE DEEMED TO HAVE ACQUIRED BENEFICIAL OWNERSHIP OF THE COMMON STOCK BENEFICIALLY OWNED BY ROBERT GRAY SOLELY BY VIRTUE OF THE EXECUTION OF THE LETTER DESCRIBED IN ITEM 4, PURSUANT TO WHICH THEY OFFERED TO PURCHASE 98% OF THE OUTSTANDING COMMON STOCK OF THE COMPANY. VESTAR CAPITAL PARTNERS III, L.P. DISCLAIMS ANY SUCH BENEFICIAL OWNERSHIP. CAPITALIZED TERMS HAVE THE MEANINGS ASSIGNED THERETO HEREIN.

                                     SCHEDULE 13D


-----------------------------------               ------------------------------
CUSIP NO.  790289 10 2                                              PAGE 8 OF 23
-----------------------------------               ------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          VESTAR ASSOCIATES III, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /

                                                                         (b) /X/
--------------------------------------------------------------------------------
3    SECURITIES USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

          NOT APPLICABLE. SEE ITEM 3.
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              0
 NUMBER OF          ------------------------------------------------------------
   SHARES           8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    0
    EACH            ------------------------------------------------------------
 REPORTING          9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      0
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,078,079*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.34%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
          PN
--------------------------------------------------------------------------------

* VESTAR ASSOCIATES III, L.P. MAY BE DEEMED TO HAVE ACQUIRED BENEFICIAL OWNERSHIP OF THE COMMON STOCK BENEFICIALLY OWNED BY ROBERT GRAY SOLELY BY VIRTUE OF THE EXECUTION OF THE LETTER DESCRIBED IN ITEM 4, PURSUANT TO WHICH THEY OFFERED TO PURCHASE 98% OF THE OUTSTANDING COMMON STOCK OF THE COMPANY. VESTAR ASSOCIATES III, L.P. DISCLAIMS ANY SUCH BENEFICIAL OWNERSHIP. CAPITALIZED TERMS HAVE THE MEANINGS ASSIGNED THERETO HEREIN.

                                     SCHEDULE 13D


-----------------------------------               ------------------------------
CUSIP NO.  790289 10 2                                              PAGE 9 OF 23
-----------------------------------               ------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          VESTAR ASSOCIATES CORPORATION III
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /

                                                                         (b) /X/
--------------------------------------------------------------------------------
3    SECURITIES USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

          NOT APPLICABLE. SEE ITEM 3.
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              0
 NUMBER OF          ------------------------------------------------------------
   SHARES           8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    0
    EACH            ------------------------------------------------------------
 REPORTING          9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      0
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,078,079*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.34%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
          PN
--------------------------------------------------------------------------------

* VESTAR ASSOCIATES CORPORATION III MAY BE DEEMED TO HAVE ACQUIRED BENEFICIAL OWNERSHIP OF THE COMMON STOCK BENEFICIALLY OWNED BY ROBERT GRAY SOLELY BY VIRTUE OF THE EXECUTION OF THE LETTER DESCRIBED IN ITEM 4, PURSUANT TO WHICH THEY OFFERED TO PURCHASE 98% OF THE OUTSTANDING COMMON STOCK OF THE COMPANY. VESTAR ASSOCIATES CORPORATION III DISCLAIMS ANY SUCH BENEFICIAL OWNERSHIP. CAPITALIZED TERMS HAVE THE MEANINGS ASSIGNED THERETO HEREIN.

                           STATEMENT PURSUANT TO RULE 13D-1

                                      OF THE

                           GENERAL RULES AND REGULATIONS

                                     UNDER THE

                    SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


ITEM 1.   SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the Common Stock, no par value ("Common Stock"), of St. John Knits, Inc., a California corporation (the "Company"). The principal executive offices of the Company are located at 17422 Derian Avenue, Irvine, California 92614.

ITEM 2.   IDENTITY AND BACKGROUND.

This Schedule 13D is being filed jointly by Robert E. Gray, Marie Gray, Kelly A. Gray, the Gray Family Trust, the Kelly Ann Gray Trust (collectively, the "Gray Stockholders"), and Vestar Capital Partners III, L.P. ("Vestar"), Vestar Associates III, L.P. ("Vestar Associates III"), and Vestar Associates Corporation III (Vestar Associates Corporation III, together with Vestar and Vestar Associates III, the "Vestar Reporting Persons" and, together with the Gray Stockholders, the "Reporting Persons").

Robert Gray is Chairman of the Board and Chief Executive Officer of the Company. Marie Gray is Vice-Chairman of the Board, Chief Designer and Secretary of the Company and the wife of Robert Gray. Kelly Gray is President of the Company and the daughter of Robert and Marie Gray. Their principal business address is 17422 Derian Avenue, Irvine, California 92614. Each is a citizen of the United States of America.

Robert Gray and Marie Gray are co-trustees of the Gray Family Trust (the "Family Trust"), a revocable living trust governed by the laws of the State of California. The business address of the Family Trust is 17422 Derian Avenue, Irvine, California 92614. Robert Gray and Marie Gray are also co-trustees of the Kelly Ann Gray Trust (the "Kelly Trust"), a trust governed by the laws of the State of California. The business address of the Kelly Trust is 17422 Derian Avenue, Irvine, California 92614.

The principal business and office address of the Vestar Reporting Persons is 245 Park Avenue, 41st Floor, New York, New York 10167. Vestar, Vestar Associates III and Vestar Associates

Corporation III are principally engaged in the business of investing in securities. Vestar Associates III is the sole general partner of Vestar and Vestar Associates Corporation III is the sole general partner of Vestar Associates III. The executive officers of Vestar Associates Corporation III are as follows: Daniel S. O'Connell is the President and Chief Executive Officer; Prakash A. Melwani is the Vice President and Secretary; James P. Kelley, Norman
W. Alpert, Arthur J. Nagle, Robert L. Rosner and Sander M. Levy are Vice Presidents; Nicholas A. Dovidio is the Chief Financial Officer; and Brian P. Schwartz is the Controller. Mr. O'Connell is the sole member of the Board of Directors of Vestar Associates Corporation. The principal business address for Messrs. O'Connell, Alpert, Nagle, Melwani, Rosner, Levy, Dovidio and Schwartz is
245 Park Avenue, 41st Floor, New York, New York 10167.   The principal business
address for Mr. Kelley is 1225 17th Street, Suite 1660, Denver, Colorado 80202. Messrs. O'Connell, Kelley, Alpert, Nagle, Rosner, Levy, Dovidio and Schwartz are citizens of the United States of America. Mr. Melwani is a British National Overseas Citizen. The present principal occupation or employment of each of Messrs. O'Connell, Kelley, Alpert, Nagle, Melwani, Rosner, Levy, Dovidio and Schwartz is serving in his position with Vestar Associates Corporation III.

During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the other persons named in this
Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

The Family Trust beneficially owns 603,439 shares of Common Stock. The Kelly Trust beneficially owns 54,640 shares of Common Stock. Kelly Gray beneficially owns 607,904 shares of Common Stock, of which 60,000 shares are issuable upon the exercise of outstanding employee stock options. All of the owned shares described in the three preceding sentences were owned by the Gray Stockholders as of or prior to the Company's initial public offering in March 1993. All funds used to purchase these shares came from the personal funds of the Gray family. In addition to the shares beneficially owned by the Family Trust and the Kelly Trust, Robert Gray beneficially owns 420,000 shares of Common Stock issuable upon the exercise of outstanding employee stock options and Marie Gray beneficially owns 80,000 shares of Common Stock issuable upon the exercise of outstanding employee stock options.

Except for the filing on Schedule 13D on March 16, 1993 in connection with the purchase of shares of Common Stock by the Family Trust, until the date hereof, the Gray Stockholders have filed their beneficial ownership positions in the Common Stock on Schedule 13G under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with Rule 13d-1(e) of the Exchange Act, the Gray Stockholders are now filing this Schedule 13D not on account of additional purchases of Common Stock but on account of the execution and delivery of a letter by Robert Gray and Vestar (collectively, the "Purchasers") to the Company, dated as of December 8, 1998, (as modified on December 16, 1998, the "Letter"), pursuant to which the Purchasers made a non-binding offer to acquire control of the Company through the purchase of 98% of the outstanding Common Stock. For further discussion of the Letter, see Item 4 below. A copy of the Letter is attached hereto as Exhibit 2.

Beneficial ownership by the Vestar Reporting Persons of the shares of Common Stock which are the subject of this Schedule 13D may be deemed to have been
acquired through the execution by Vestar of the Letter.   Each of the Vestar
Reporting Persons disclaims any such beneficial ownership. None of the Vestar Reporting Persons has made any payments in connection with the execution of the Letter.

ITEM 4.   PURPOSE OF TRANSACTION.

The Gray Stockholders purchased the shares of Common Stock which are the subject of this Schedule 13D for the purpose of investment.

Pursuant to the Letter, the Purchasers indicated a preliminary interest in purchasing 98% of the outstanding Common Stock at a price of $28 per share in cash, for an aggregate purchase price of approximately $490 million (the "Transaction"). It is presently contemplated that following the consumation of the Transaction, the 2% of the outstanding Common Stock retained by the current public stockholders of the Company will represent approximately 7% of the common equity of the Company on a pro forma basis.

According to the Letter, consummation of the Transaction would be subject to, among other things: (a) the negotiation and execution of a definitive acquisition agreement and related documents; (b) the receipt of necessary consents and approvals from third parties and the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (c) the receipt by the Purchasers, on terms satisfactory to them, of all financing necessary to complete the Transaction; and (d) satisfactory completion of due diligence.

The Purchasers have retained Chase Manhattan Bank to lead in arranging necessary debt financing for the Transaction. In addition, Vestar has indicated in the Letter that it is prepared to commit the necessary equity funds to complete the Transaction.

The Transaction, if consummated, would involve one or more of the following, the specific plans concerning which have not yet been established: (a) the acquisition by the Purchasers of additional securities of the Company; (b) an extraordinary corporate transaction involving the Company; (c) a change in the present board of directors or management of the Company; (d) a change in the present capitalization or dividend policy of the Company; (e) changes in the

Company's charter or bylaws; (f) causing a class of securities of the Company to be delisted from a national securities exchange; and (g) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Except as described above and elsewhere herein, neither the Reporting Persons nor, to the best of their knowledge, any of the individuals referred to in Item 2, has any present plan or proposal which relates to, or could result in the occurrence of, any of the events referred to in subparagraphs (a) through (j) of
Item 4 of Schedule 13D  (although they reserve the right to develop such plans).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b). As of the date of this Schedule 13D, Robert Gray was the beneficial owner of 1,078,079 shares of Common Stock, representing approximately 6.34% of the outstanding shares of Common Stock. Robert Gray has the sole power to vote or direct vote and to dispose or direct the disposition of 420,000 of such shares, all of which underlie exercisable employee stock options issued to Robert Gray by the Company. In addition, Robert Gray shares with Marie Gray the power to vote or direct the vote and the power to dispose or direct the disposition of 603,439 shares of Common Stock beneficially owned by the Family Trust and 54,640 shares of Common Stock beneficially owned by the Kelly Trust, representing approximately 3.64% and 0.33% of the outstanding shares of Common Stock, respectively. Each of the Family Trust and the Kelly Trust has the sole power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock referred to as being beneficially owned by it in the preceding sentence.

As of the date of this Schedule 13D, Marie Gray was the beneficial owner of 738,079 shares of Common Stock, representing approximately 4.43% of the outstanding shares of Common Stock. Marie Gray has the sole power to vote or direct the vote and to dispose or direct the disposition of 80,000 shares of Common Stock, all of which underlie exercisable employee stock options issued to Marie Gray by the Company.

As of the date of this Schedule 13D, Kelly Gray was the beneficial owner of 607,904 shares of Common Stock, representing approximately 3.65% of the outstanding shares of Common Stock. Kelly Gray has the sole power to vote or direct the vote and to dispose or direct the disposition of all such shares, which number includes 60,000 shares underlying exercisable employee stock options issued to Kelly Gray by the Company.

By virtue of having executed the Letter, Vestar may be deemed to have acted in concert with Robert Gray in agreeing to offer to acquire 98% of the outstanding Common Stock of the Company, including the Common Stock referred to above as being beneficially owned by Robert Gray. Consequently, the Purchasers may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act and Vestar may be deemed to beneficially own the shares of Common Stock beneficially owned by Robert Gray. Vestar is controlled by its sole general partner, Vestar Associates III, and Vestar Associates III is controlled by its sole general partner, Vestar Associates Corporation III. As a result, Vestar Associates III and Vestar Associates Corporation III may be deemed to beneficially own the shares of Common Stock beneficially owned by Robert Gray. Each of the Vestar Reporting Persons disclaims any beneficial ownership of the shares of Common Stock beneficially owned by Robert Gray.

As executive officers and directors of Vestar Associates Corporation III, Messrs. O'Connell, Kelley, Alpert, Nagle, Melwani, Rosner, Levy, Dovidio and Schwartz may be deemed to beneficially own any shares of Common Stock beneficially owned by Vestar. They also disclaim any such beneficial ownership.

(c) To the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d) To the best knowledge of each of the Reporting Persons, no person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

Robert Gray and Marie Gray, for the benefit of the Family Trust, and Kelly Gray are each parties to "zero-cost collar" arrangements with respect to certain shares of Common Stock beneficially owned by each of them.

On April 8, 1998, Robert Gray and Marie Gray FBO Gray Family Trust ("RMGT") entered into a letter agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") pursuant to which RMGT (a) bought from Merrill Lynch a European-style put relating to 20,700 shares of Common Stock at a price of $43.13 per share, subject to adjustment and (b) sold to Merrill Lynch a European-style call relating to 20,700 shares of Common Stock at a price of $60.86 per share, subject to adjustment. RMGT paid $3.70 per share for the put and Merrill Lynch paid $3.70 per share for the call. The put and the call are not exercisable until, and are scheduled to expire, on or about April 10, 2000, and if one of the two is in the money at the close of trading on that date, that option shall be deemed to be automatically exercised. RMGT has the right to determine whether settlement of the put or call, as applicable, will be in cash or in shares of Common Stock. In connection with the foregoing transaction (the "April 8, 1998 Collar"), RMGT granted Merrill Lynch a first priority lien, charge and security interest in the shares of Common Stock held by Merrill Lynch as security for its obligations under the zero-cost collar.

Also on April 8, 1998, Kelly Gray entered into a letter agreement with Merrill Lynch pursuant to which Kelly Gray (a) bought from Merrill Lynch a put and (b) sold to Merrill Lynch a call, in each case relating to 20,700 shares of Common Stock on terms identical to the April 8, 1998 Collar, including with respect to the security interest.

On July 5, 1996, each of RMGT and Kelly Gray entered into a letter agreement with Merrill Lynch providing for a "zero-cost collar" on the same terms as the April 8, 1998 Collar with the following differences: (a) the RMGT letter agreement related to 50,000 shares of Common Stock and the Kelly Gray letter agreement related to 60,000 shares of Common Stock, (b) in each case the put price is $46.16 and the call price is $59.08, subject to adjustment, (c) in each case the put and call are scheduled to expire on or about July 6, 1999, and (d) in each case the price per share for each of the put and the call was $4.67.

Except for the zero-cost collars described above and for the Letter, which is a preliminary indication of interest in consummating a transaction and not a binding commitment with respect to a transaction, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons identified in Item 2, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     1.   Joint Filing Agreement

     2. Letter from Robert E. Gray and Vestar Capital Partners III, L.P. to the Board of Directors of St. John Knits, Inc., dated as of December 8, 1998, as modified on December 16, 1998.

                                     SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



                                        /s/  Robert E. Gray
                                        ----------------------------------------
                                        ROBERT E. GRAY


                                        /s/ Marie Gray
                                        ----------------------------------------
                                        MARIE GRAY


                                        /s/ Kelly A. Gray
                                        ----------------------------------------
                                        KELLY A. GRAY

                                        GRAY FAMILY TRUST


                                        By: /s/ Robert E. Gray
                                           -------------------------------------
                                           Name: ROBERT E. GRAY


                                        By:  /s/ Marie Gray
                                           -------------------------------------
                                           Name: MARIE GRAY

                                        KELLY ANN GRAY TRUST


                                        By:  /s/ Robert E. Gray
                                           -------------------------------------
                                           Name: ROBERT E. GRAY


                                        By:  /s/ Marie Gray
                                           -------------------------------------
                                           Name: MARIE GRAY

                                        VESTAR CAPITAL PARTNERS III, L.P.
                                        By:  Vestar Associates III, L.P.
                                        Its: General Partner

                                        By:  Vestar Associates Corporation III
                                        Its: General Partner


                                        By: /s/ James P. Kelley
                                           -------------------------------------
                                           Name:  James P. Kelley
                                           Title: Vice President

                                        VESTAR ASSOCIATES III, L.P.

                                        By:  Vestar Associates Corporation III
                                        Its: General Partner


                                        By: /s/ James P. Kelley
                                           -------------------------------------
                                           Name:  James P. Kelley
                                           Title: Vice President

                                        VESTAR ASSOCIATES CORPORATION III


                                        By: /s/ James P. Kelley
                                           -------------------------------------
                                           Name:  James P. Kelley
                                           Title: Vice President

December 16, 1998

                             EXHIBIT INDEX



     1.   Joint Filing Agreement

     2. Letter from Robert E. Gray and Vestar Capital Partners III, L.P. to the Board of Directors of St. John Knits, Inc., dated as of December 8, 1998, as modified on December 16, 1998.







                                       A-1